                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                     United American Healthcare Corporation
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                                (Name of Issuer)


                                     Common
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                         (Title of Class of Securities)


                                   90934C105
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                                 (CUSIP Number)

Dr. Richard M. Brown, D.O. c/o Leamon R. Sowell, Jr., L.R. Sowell & Assoc., PLLC, 277 Gratiot Avenue, Ste. 770 Detroit, MI 48226 (313) 964-7900
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               November 20, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 90934C105               13D                        PAGE  2 OF  9 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Richard M. Brown, D.O. as Trustee of the
    Richard M. Brown, Revocable Trust, U/A dated 1-18-74
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
    NONE
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
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                7   SOLE VOTING POWER
  NUMBER OF
                    411,727 shares
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    411,727 shares
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     411,727 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]
     N/A
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.1% of the issued and outstanding common shares of issuer as reported in Issuer's Form 10-Q for the quarter ending September 30, 2001.
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 28, 2001
--------------------------------------------------------------------------------
Date

                              /s/ Richard M. Brown
--------------------------------------------------------------------------------
Signature

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D




ITEM 1:    TITLE OF CLASS EQUITY SECURITIES:   COMMON STOCK

           NAME OF ISSUER:                     UNITED AMERICAN HEALTHCARE
                                               CORPORATION

           ADDRESS OF ISSUER'S
           PRINCIPAL EXECUTIVE
           OFFICE:                             1155 BREWERY PARK BOULEVARD
                                               SUITE 200 DETROIT, MICHIGAN
                                               48207

ITEM 2(A): NAME(S) OF PERSON(S) FILING:        RICHARD M. BROWN, AS TRUSTEE OF
                                               THE RICHARD M. BROWN D.O.
                                               REVOCABLE TRUST, U/A 1-18-74 AND
                                               MR. DARREL W. FRANCIS, AS AN
                                               INDIVIDUAL.
ITEM 2(B): ADDRESS OF PRINCIPAL
           BUSINESS OFFICE:                    DR. BROWN
                                               277 FRANKLIN ROAD, SOUTHFIELD,
                                               MICHIGAN 48034

                                               MR. FRANCIS
                                               535 GRISWOLD, SUITE 812
                                               DETROIT, MICHIGAN 48226.

ITEM 2(C): PRESENT PRINCIPAL
           OCCUPATION AND EMPLOYMENT:

                                               DR. BROWN
                                               PRESIDENT & PRACTICING PHYSICIAN
                                               WITH PARK FAMILY HEALTH CARE

                                             MR. FRANCIS
                                             PRESIDENT & CEO OF
                                             METROPOLITAN FACILITY RESOURCES


ITEM 2(D):     CRIMINAL CONVICTIONS
               LAST FIVE YEARS:              NONE


ITEM 2(E):     CIVIL PROCEEDINGS
               LAST FIVE YEARS:              NONE

ITEM 2(F):     CITIZENSHIP OF
               REPORTING PERSON:             U.S.A.


ITEM 3:        SOURCE AND AMOUNT OF
               FUNDS OR OTHER
               CONSIDERATION:                NOT APPLICABLE

ITEM 4:        PURPOSE OF TRANSACTION:


ITEM 4(A):     ACQUISITION OF ADDITIONAL
               SECURITIES:                   NOT APPLICABLE


ITEM 4(B):     EXTRAORDINARY CORPORATE
               TRANSACTION:                  NOT APPLICABLE


ITEM 4(C):     SALE OR TRANSFER OF ASSETS:   NOT APPLICABLE


ITEM 4(D):     CHANGE IN BOARD OF DIRECTORS
               OR MANAGEMENT:                DR. BROWN AND MR. FRANCIS AS
                                             SHAREHOLDERS OF UNITED AMERICAN
                                             HEALTHCARE ARE SUBMITTING A JOINT
                                             PROXY STATEMENT TO NOMINATE FOUR
                                             DIRECTORS AND SOLICIT OTHER
                                             SHAREHOLDERS' PROXY TO ELECT SUCH
                                             NOMINEES IN RESPONSE TO THE PROXY
                                             SUBMITTED BY UNITED AMERICAN
                                             HEALTHCARE CORPORATION FIRST MAILED
                                             TO THE SHAREHOLDERS ON OR ABOUT
                                             OCTOBER 29, 2001.

                                             HOWEVER, AS PART OF THE JOINT PROXY
                                             SOLICITATION SUBMITTED BY DR. BROWN
                                             AND MR. FRANCIS THEY HAVE ALSO
                                             DECIDED TO FILE A JOINT SCHEDULE
                                             13D. BOTH DR. BROWN AND MR. FRANCIS
                                             DISCLAIM ANY BENEFICIAL OWNERSHIP
                                             TO EACH OTHERS RESPECTIVE SHARES
                                             AND DISCLAIM ANY STATUS AS A GROUP.

ITEM 4(E):     CHANGE IN CAPITALIZATION
               OR DIVIDEND POLICY:           NONE


ITEM 4(F):     CHANGE IN THE ISSUER'S
               BUSINESS OR CORPORATE
               STRUCTURE:                    NONE


ITEM 4(G):     CHANGE IN THE ISSUER'S
               BYLAWS OR CHARTER:            NONE


ITEM 4(H):                                   NOT APPLICABLE


ITEM 4(I):                                   NONE


ITEM 4(J):                                   NONE


ITEM 5:        INTEREST IN SECURITIES
               OF THE ISSUER:

ITEM 5(A):     AMOUNT BENEFICIALLY
               OWNED:                        DR. BROWN BENEFICIALLY OWNS
                                             411,727 SHARES OF THE COMMON STOCK
                                             OF ISSUER AS OF SEPTEMBER 30, 2001.

                                             MR. FRANCIS BENEFICIALLY OWNS
                                             50,000 SHARES OF THE COMMON STOCK
                                             OF ISSUER AS OF SEPTEMBER 30,
                                             2001. INCLUDED IN THE 50,000
                                             SHARES ARE 25,000 OPTIONS THAT ARE
                                             EXERCISABLE CURRENTLY OR WITHIN
                                             60 DAYS AFTER OCTOBER 15, 2001.


PERCENT OF CLASS:                            DR. BROWN IS BENEFICIAL OWNER OF
                                             6.1% OF THE ISSUED AND OUTSTANDING
                                             COMMON STOCK OF ISSUER, AS
                                             REPORTED IN ISSUER'S FORM 10-Q FOR
                                             THE QUARTER ENDED SEPTEMBER 30,
                                             2001

                                             MR. FRANCIS IS BENEFICIAL OWNER OF
                                             0.01% OF THE ISSUED AND
                                             OUTSTANDING COMMON STOCK OF
                                             ISSUER, AS REPORTED IN ISSUER'S
                                             FORM 10-Q FOR THE QUARTER ENDED
                                             SEPTEMBER 30, 2001.


ITEM 5(B):     SOLE POWER TO VOTE OF
               BENEFICIALLY OWNED SHARES:    DR. BROWN HAS SOLE POWER TO VOTE
                                             OR DIRECT THE VOTE OF 411,727 OF
                                             THE COMMON SHARES OF ISSUER.

                                             MR. FRANCIS HAS SOLE POWER TO VOTE
                                             OR DIRECT THE VOTE OF 25,000 OF
                                             THE COMMON SHARES OF ISSUER.
                                             MR. FRANCIS BENEFICIALLY

                                             OWNS AN ADDITIONAL 25,000 OPTION
                                             SHARES.

               SHARED POWER TO VOTE OF
               BENEFICIALLY OWNED SHARES:    NOT APPLICABLE

               SOLE POWER TO DISPOSE OR
               DIRECT THE DISPOSITION OF
               BENEFICIALLY OWNED SHARES:    DR. BROWN HAS SOLE POWER TO
                                             DISPOSE OR DIRECT THE DISPOSITION
                                             OF 411,727 COMMON SHARES.

                                             MR. FRANCIS HAS SOLE POWER TO
                                             DISPOSE OR DIRECT THE DISPOSITION
                                             OF 25,000 COMMON SHARES.
                                             MR. FRANCIS BENEFICIALLY OWNS AN
                                             ADDITIONAL 25,000 OPTION SHARES.


               SHARED POWER TO DISPOSE OR
               DIRECT THE DISPOSITION OF
               BENEFICIALLY OWNED SHARES:    NOT APPLICABLE


ITEM 5(C):                                   NONE

ITEM 5(D):                                   NOT APPLICABLE

ITEM 5(E):                                   NOT APPLICABLE

ITEM 6:        CONTRACTS OR ARRANGEMENTS
               WITH RESPECT TO SECURITIES
               OF ISSUER:                    EXCEPT FOR THE JOINT PROXY
                                             STATEMENT THAT IS BEING SUBMITTED
                                             BY DR. BROWN AND MR. FRANCIS AND
                                             THE JOINT SCHEDULE 13D IN
                                             CONNECTION THEREWITH THERE ARE NO
                                             OTHER CONTRACTS, AGREEMENTS, OR
                                             UNDERSTANDINGS BETWEEN DR.
                                             BROWN AND MR. FRANCIS AND ANY OF
                                             THEIR NOMINEES FOR THE BOARD OF
                                             DIRECTORS PURSUANT TO WHICH THE
                                             NOMINATIONS ARE BEING MADE.
                                             NEITHER MR. DARRELL FRANCIS NOR
                                             DR. RICHARD BROWN HAS ANY
                                             INTENTION TO SEEK CONTROL OF THE
                                             COMPANY. MR. DARREL FRANCIS'
                                             AND DR. RICHARD BROWN'S
                                             NOMINEES, IF ELECTED, WILL NOT
                                             CONSTITUTE A MAJORITY OF THE
                                             ISSUER'S BOARD OF DIRECTORS AND
                                             ACCORDINGLY WILL NOT BE ABLE TO
                                             CONTROL THE BOARD OF DIRECTORS. IN
                                             THE FUTURE, AS SHAREHOLDERS, IT IS
                                             MR. DARREL FRANCIS' AND DR.
                                             RICHARD M. BROWN'S INTENT TO VOTE
                                             THEIR SHARES IN ACCORDANCE WITH
                                             THEIR INDIVIDUAL BEST INTEREST.

ITEM 7:        MATERIAL TO BE FILED
               AS EXHIBITS:                  NONE